

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 27, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

John G. Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

> **Re: Amyris, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on: August 17, 2010**
> **File No.: 333-166135**

Dear Mr. Melo:

  We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 52

1. Once you determine the price of your initial public offering, please update your disclosure regarding your accounting for the contingently adjustable conversion price of your Series D preferred stock. To the extent that you determine a contingent beneficial conversion feature exists, please quantify the amount. Alternatively, please quantify any additional proceeds you receive from Total and disclose how you will account for such proceeds.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 58

2. We have reviewed your response to our prior comment two. Please revise to disclose that your determined the fair value of your Series D preferred stock was $22.68 per share.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned at (202) 551-3397 with any other questions.

Sincerely,

Jay E. Ingram
Legal Branch Chief

cc: Daniel J. Winnike, Esq.
        Fenwick & West LLP
        via facsimile at (650) 938-5200